Exhibit (a)(7)

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

EVEREST REIT INVESTORS I, LLC

EVEREST REIT INVESTORS II, LLC

199 S. Los Robles Avenue, Suite 200

Pasadena, CA  91101

CONTACT:Chris Davis or Stacey McClain

(626) 585-5920

FOR IMMEDIATE RELEASE

PASADENA, CALIFORNIA, March 30, 2018 – Everest REIT Investors I, LLC and Everest REIT Investors II, LLC today announced that they have extended the expiration date of their outstanding tender offer for shares of common stock in Griffin-American Healthcare REIT III, Inc.  The expiration date for the tender offer has been extended to 9:00 p.m., Pacific Time, on April 6, 2018.  The offer was previously scheduled to expire at 9:00 p.m., Pacific Time, on March 30, 2018.  Based on the information available to the bidder, approximately 138,512 shares have been tendered to date.